

September 4, 2025

Benjamin J. Zeskind
Chief Executive Officer
Immuneering Corporation
245 Main Street, Second Floor
Cambridge, MA 02142

      Re: Immuneering Corporation
            Registration Statement on Form S-3
            Filed September 3, 2025
            File No. 333-289997

Dear Benjamin J. Zeskind:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Wesley C. Holmes